1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
ALLISON M FUMAI allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

May 19, 2015

Dominic Minore

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0504

Dear Mr. Minore:

We are writing with respect to a registration statement filed on Form N-2 under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), on April 27, 2015 on behalf of Eagle Growth and Income Opportunities Fund (the “Fund”), a closed-end investment company.  Attached for your review please find Exhibit A containing the “Financial Statements and Notes to Financial Statement,” which are still subject to final review and approval.

The attached will be reflected in Pre-Effective Amendment No. 2 to the Registration Statement, which we anticipate filing on or about May 22, 2015.  Pre-Effective Amendment No. 2 to the Registration Statement will also contain the Report of Independent Registered Public Accounting Firm and the Consent of Independent Registered Public Accounting Firm.

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If you would like to discuss this in further detail or if you have any questions, please feel free to contact me at 212-698-3526.  Thank you.

Sincerely,

/s/ Allison M. Fumai
Allison M. Fumai

EXHIBIT A

2

Eagle Growth and Income Opportunities Fund

STATEMENT OF ASSETS AND LIABILITIES

As of May 19, 2015

Assets:
Cash	$100,000
Deferred offering costs	400,000
Total Assets	500,000

Liabilities:
Accrued offering costs	400,000
Total Liabilities	400,000

Net Assets applicable to 5,235.602 shares of $0.001 par value common stock Outstanding, unlimited shares authorized	$100,000

Net asset value per Common Shares outstanding ($100,000 divided by 5,235.602 Common Shares outstanding)	$19.10

See accompanying Notes to Financial Statements.

Eagle Growth and Income Opportunities Fund

NOTES TO FINANCIAL STATEMENT

Note 1:  Organization

Eagle Growth and Income Opportunities Fund (the “Fund”) is a recently organized, non-diversified , closed-end management investment company registered under the Investment Company Act of 1940, as amended.  The Fund is statutory  trust established under the laws of Delaware by an Agreement and Declaration of Trust dated April 22, 2013.  The Fund’s investment objective is to provide total return through a combination of current income and capital appreciation.

The Fund has had no operations as of May 19, 2015 other than matters relating to its organization and registration as a closed-end management investment company under the 1940 Act, and the sale and issuance to Four Wood Capital Partners LLC (“FWCP”), an affiliate of Four Wood Capital Advisors LLC (the “Adviser”), and to Eagle Asset Management, Inc.  (“Eagle Asset” of 5,235.602 common shares of the Fund at an aggregate purchase price of $100,000.  Shares to be issued by the Fund are subject to a sales load of 4.50% paid to the underwriters.

Note 2:  Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements.  Actual results could differ from these estimates.

Cash

Cash includes non-interest bearing non-restricted cash with one financial institution.

Federal Income Taxes

The Fund intends to qualify as a “regulated investment company” under Subchapter M of the Internal Revenue Code of 1986, as amended.  If so qualified, the Fund will not be subject to federal income tax to the extent the Fund distributes substantially all of its net investment income and capital gains to shareholders.

Note 3:  Advisory Agreement

The Adviser administers the business and affairs of the Fund. The Adviser also selects (subject to approval of the Board), contracts with and compensates Eagle Asset to manage the investment and reinvestment of the assets of the Fund. The Adviser does not itself manage the Fund’s portfolio assets but has ultimate responsibility to oversee Eagle Asset. In this connection, the Adviser monitors Eagle Asset’s management of the Fund’s investment operations in accordance with the investment objective and related policies of the Fund, reviews Eagle Asset’s performance and reports periodically on such performance to the Board.

The Fund pays the Adviser as compensation under the Advisory Agreement an annual fee in the amount of 1.05% of the average daily Managed Assets of the Fund.  Managed Assets of the Fund means total assets of the Fund (including any assets attributable to any borrowings that may be outstanding) minus the sum of accrued liabilities (other than borrowings).

Eagle Asset Management, Inc., a wholly-owned subsidiary of Raymond James Financial, Inc., is a subadviser for the Fund.  Eagle Asset manages the Fund’s portfolio of equity and debt securities, subject to the authority of the Adviser and the Board.

Recon Capital Partners, LLC (“Recon Capital”) is also a subadviser for the Fund. Recon Capital is responsible for the management of the Fund’s options writing strategy, subject to the authority of the Adviser and the Board.

Note 4:  Investor Support Services

The Fund has retained FWCP to provide investor support services in connection with the on-going operation of the Fund.    The Fund pays FWCP as compensation under the Investor Support Services agreement an annual fee in the amount of 0.10% of the average daily Managed Assets of the Fund.  FWCP may separately contract with and coordinate the activities of a third party to provide certain of the above-described services.

Note 5:  Administrator, Transfer Agent, Custodian and Distributor

The Bank of New York Mellon, the Fund’s administrator, accounting agent, and custodian, holds the Fund’s assets, will settle all portfolio trades and will be responsible for calculating the Fund’s NAV and maintaining the accounting records of the Fund.

American Stock Transfer and Trust Company, LLC is the Fund’s transfer agent, registrar, dividend disbursing agent and shareholder servicing agent, as well as the agent for the Fund’s Dividend Reinvestment Plan.

Note 6:  Organization and Offering Costs

The Adviser or an affiliate has agreed to pay (i) all of the Fund’s organizational expenses and (ii) the Fund’s offering expenses (other than the sales load) in excess of $0.04 per Common Share. The aggregate offering expenses (other than the sales load) to be borne by the Fund and indirectly its Common Shareholders are estimated to be $400,000 (or approximately $0.04 per Common Share).  These figures represent estimates as the actual size of the offering and related expenses are not known as of the date of these financial statements, and the actual offering expenses to be paid by the Fund may vary substantially from these estimates.  The Fund’s share of offering costs will be recorded as a reduction of the proceeds from the sale of the shares upon commencement of Fund operations.

As the Adviser has agreed to pay all of the Fund’s organizational expenses, organizational expenses of the Fund are not reflected in the Fund’s financial statements.

Note 7:  Subsequent Events

Management has evaluated events and transactions occurring through the date of filing this financial statement and determined that no other material events or transactions would require recognition or disclosure in the Fund’s financial statements.